SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                           FORM 11-K



(Mark One)
   ___
  [_X_] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
          for the fiscal year ended December 31, 1994, or
   ___
  [___] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ____ to ____.



Commission file number 0-15420


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   IWC RESOURCES CORPORATION
                     EMPLOYEE THRIFT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   IWC RESOURCES CORPORATION
                    1220 Waterway Boulevard
                    Indianapolis, IN 46202









                      Page 1 of __ Pages

                     REQUIRED INFORMATION


Item 4. The Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.


FINANCIAL STATEMENTS AND EXHIBITS                      PAGE NO.

(a)  Financial Statements

     Independent Auditors' Report......................     ___

     Statements of Financial Condition,
     December 31, 1994 and 1993........................     ___

     Statements of Income and Changes in Plan Equity,
     Years ended December 31, 1994 and 1993............     ___

     Notes to Financial Statements.....................     ___

     Schedule of Assets Held for Investment Purposes...     ___

     Schedule of Reportable Transactions...............     ___

(b)  Exhibits

     23 - Consent of KPMG Peat Marwick LLP.............     ___

                          SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                    IWC RESOURCES CORPORATION
                    EMPLOYEE THRIFT PLAN


Date: JUNE 30, 1995               /S/ J.A. ROSENFELD
                         Name:  J.A. Rosenfeld
                         Title: Chairman, Employee Benefits
                                Committee

INDEPENDENT AUDITORS' REPORT

The Employee Benefits Committee
IWC Resources Corporation Employee Thrift Plan:

We have audited the accompanying statements of financial condition of the IWC Resources Corporation Employee Thrift Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the IWC Resources Corporation Employee Thrift Plan as of December 31, 1994 and 1993, and its income and changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 2, 1995

        IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

               Statements of Financial Condition

                  December 31, 1994 and 1993

                                         1994         1993

Assets held by Trustee:
   Investments, at market value:
     Common stock of
        IWC Resources Corporation
        (cost of $4,333,874 and
        $2,991,867)                  $4,687,079     3,475,217
     Other common stocks              1,935,028     1,826,425
     The One Group Income Bond Fund     662,608       486,007
     National City Bank
        certificate of deposit             -          578,447
     The One Group Ltd. Bond Fund        26,563          -

   Cash equivalents:
     National City Bank
        AIM Prime Portfolio           2,087,458     2,156,427
     BOI Money Market Savings             9,844           449

Contributions receivable (prepaid):
   Participants                          54,973        42,414
   Employer                             (21,864)      (13,263)

Accrued interest income                  10,510         8,225

Accrued dividends                        10,648         4,914

     Plan equity                     $9,462,847     8,565,262


See accompanying notes to financial statements.

        IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

        Statements of Income and Changes in Plan Equity

            Years ended December 31, 1994 and 1993

                                         1994         1993

Plan equity beginning of year         $8,565,262     7,583,630

Additions:
   Participant contributions             795,983       711,113
   Employer contributions                275,963       279,010
   Dividend income                       323,351       222,609
   Interest income                       145,335       159,185
   Net appreciation in fair value
     of investments (note 4)                -           20,623
   Amounts received from trustee            -              824
                                       1,540,632     1,393,364

Deductions:
   Distributions to participants
     (note 5)                            443,548       411,732
   Administrative expenses in
     excess of deposits                    1,061          -
   Net depreciation in fair value
     of investments (note 4)             198,438          -
                                         643,047       411,732

Plan equity end of year               $9,462,847     8,565,262


See accompanying notes to financial statements.

        IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

                 Notes to Financial Statements

                  December 31, 1994 and 1993


(1)  DESCRIPTION OF PLAN

     The following description of IWC Resources Corporation Employee Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan sponsored by IWC Resources Corporation (the Employer) covering all utility employees of the Employer and two wholly-owned subsidiaries, Indianapolis Water Company and Utility Data Corporation, who are not represented by, or included within, a collective bargaining unit and who have completed one year of eligibility service as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     CONTRIBUTIONS

     Eligible participants may elect a salary reduction not to exceed 15% of their compensation from the Employer for each plan year subject to limitations imposed by the Internal Revenue Code. The Employer is to contribute an amount equal to 50% of participants' elected salary reductions, excluding that portion of such salary reductions in excess of 6% of participant compensation.

     Employer contributions are payable only to the extent of Employer net profits. An additional Employer contribution may be made at the discretion of the Board of Directors.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited for participant contributions and allocations of Employer contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     FUNDS

     The Plan provides that one or more separate trust funds be established by written addendum to the Plan, and participants can elect the fund to which their contributions are credited. The Plan has four trust funds: the Stock Fund which invests primarily in IWC Resources Corporation Common Stock, the Money Market Fund, which invests primarily in government and other money market instruments, the Equity Fund which invests primarily in publicly traded common and preferred stocks and the Fixed Income Fund which invests primarily in corporate obligations and short-term cash equivalents. As of December 31, 1994, the number of Plan members electing to fully or partially participate in the Stock Fund, Money Market Fund, Equity Fund, and Fixed Income Fund were 73, 177, 115 and 53, respectively.

     The trust funds are managed on behalf of the Plan under the terms of an agreement between the Plan and National City
     Bank, Indiana (Trustee).

     VESTING

     Participants' contributions are fully vested at the time they are credited to the participant's account. Participant vesting in employer contributions increases ratably each year until 100% vested after five years of vesting service.

     FORFEITURES

     Once a participant incurs five consecutive one-year breaks in service, all amounts not vested are forfeited to the Plan. Aggregate forfeitures during any plan year are held and reallocated at the end of the plan year among participants then employed. The amount allocated to each participant is based on the ratio of each participant's aggregate compensation for the plan year to the aggregate compensation for the plan year of all participants entitled to share in the allocable forfeitures.

     BENEFITS

     Upon termination of service or retirement, participants may elect to receive equal payments over a period provided in the Plan or a lump sum amount equal to the value of their accounts to the extent vested as of the last valuation date before the distribution. The lump sum distribution shall be payable within sixty days after the semi-annual period ended June 30 or December 31 in which the event giving rise to the distribution occurred.

     EXPENSES

     All expenses of the Plan are reimbursed by the Employer.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS

     Investments in common stock are stated at fair market value as reported by the Trustee. Investment Trust Funds are valued at cash deposits plus interest earned to date. Investment transactions are recorded as of the settlement date.

     CONTRIBUTIONS RECEIVABLE

     Contributions  receivable  represents  amounts   due  as  of
     December   31   under   the  terms  of  the  Plan.   Prepaid
     contributions represent amounts paid as of December 31 not due until the following year.

     TAX STATUS

     The Plan has received a favorable determination letter from the Internal Revenue Service that the Plan qualifies under
     Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes under the provision of Section 501(a).

     As    a   general   rule,   participant   salary   reduction
     contributions and employer contributions are not taxable to a participant until distributed from the Plan.

(3)  PLAN TERMINATION

     Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time. The interest of the participant in Employer contributions shall be fully vested upon termination of the Plan.

(4)  INVESTMENTS

     Net appreciation (depreciation) in fair value of the Plan's investments during 1994 and 1993 is summarized as follows:

                                            1994          1993

     Common stock of IWC
        Resources Corporation         $(130,146)      (20,728)
     Other common stocks                  5,422        59,694
     The One Group Income Bond Fund     (72,537)      (18,343)
     The One Group Ltd. Bond Fund        (1,177)          -

                                      $(198,438)       20,623

(5)  DISTRIBUTIONS PAYABLE

     Distributions due to participants at December 31, 1994 but paid subsequent to that date were $47,585.

(6)  INVESTMENT FUND ALLOCATIONS

     A summary of assets and plan equity by fund  as  of December
     31, 1994 follows:


                                           Money                Fixed
                                Stock     Market     Equity    Income

                                FUND       FUND       FUND      FUND     TOTAL
Assets held by Trustee:
  Investments, at market value:
    Common stock of IWC
     Resources Corporation    $4,687,079      -         -       -     4,687,079
    Other common stocks             -         -    1,935,028    -     1,935,028
    The One Group Income
     Bond Fund                      -         -         -    662,608    662,608
    The One Group Ltd.
     Bond Fund                      -         -         -     26,563     26,563
  Cash equivalents:
    National City Bank AIM
     Prime Portfolio             372,315 1,677,235    34,668   3,240  2,087,458
    BOI Money Market Savings        -         -         -      9,844      9,844
Contributions receivable, net     19,620       791    11,253   1,445     33,109
Accrued interest income            2,085     8,003       214     208     10,510
Accrued dividends                   -         -        6,706   3,942     10,648

        Plan equity           $5,081,099 1,686,029 1,987,869 707,850  9,462,847

     A summary of assets and plan equity by fund as of December 31, 1993 follows:
                                           Money                Fixed
                                Stock     Market     Equity    Income

                                FUND       FUND       FUND      FUND     TOTAL

Assets held by Trustee:
  Investments, at market value:
    Common stock of IWC
     Resources Corporation    $3,475,217      -         -       -     3,475,217
    Other common stocks             -         -    1,826,425    -     1,826,425
    The One Group Income
     Bond Fund                      -         -         -    486,007    486,007
    Certificate of deposit          -      578,447      -       -       578,447
  Cash equivalents:
    National City Bank AIM
     Prime Portfolio             324,772 1,772,878    46,221  12,556  2,156,427
    BOI Money Market Savings        -         -         -        449        449

Contributions receivable, net      8,714     5,060    11,843   3,534     29,151
Accrued interest income              829     4,797       182   2,417      8,225
Accrued dividends                   -         -        4,914    -         4,914

      Plan equity             $3,809,532 2,361,182 1,889,585 504,963  8,565,262

(7)   INVESTMENT FUND CHANGES

      A summary of income and changes in plan equity by fund for the year ended December 31, 1994 follows:

                                           Money                Fixed
                                Stock     Market     Equity    Income

                                FUND       FUND       FUND      FUND     TOTAL

Plan equity,
 December 31, 1993            $3,809,5322,361,182 1,889,585  504,963  8,565,262

Additions:
  Participant contributions      338,766  107,453   245,158  104,606    795,983
  Employer contributions         128,810   37,810    77,563   31,780    275,963
  Dividend income                264,756     -       47,758   10,837    323,351
  Interest income                 20,215   86,190     2,166   36,764    145,335
  Net appreciation in fair value
   of investments                   -        -        5,422     -         5,422
                                 752,547   231,453  378,067  183,987  1,546,054

Deductions:
  Distributions to
   participants                  204,942  227,970     9,860      776    443,548
  Administrative expenses
   in excess of deposits            -        -         -       1,061      1,061
  Net depreciation in
   fair value of investments     130,146       -         -    73,714    203,860
                                 335,088  227,970     9,860   75,551    648,469

Transfers between funds          854,108 (678,636) (269,923)  94,451       -

Plan equity,
 December 31, 1994            $5,081,0991,686,029 1,987,869  707,850  9,462,847

     A summary of income and changes in plan equity by fund for the year ended December 31, 1993 follows:
                                           Money                Fixed
                                Stock     Market     Equity    Income

                                FUND       FUND       FUND      FUND     TOTAL

Plan equity,
 December 31, 1992            $3,089,8273,201,849  1,291,954     -    7,583,630

Additions:
  Participant contributions      259,686  155,773    211,161  84,493    711,113
  Employer contributions          94,108   68,182     90,570  26,150    279,010
  Dividend income                197,418     -        25,191      -     222,609
  Interest income                 13,912   96,820      3,805  44,648    159,185
  Net appreciation in fair value
    of investments                  -        -        59,694      -      59,694
  Amounts received from
    trustee                         -         400        402      22        824
                                 565,124  321,175    390,823 155,313  1,432,435

Deductions:
Distributions to participants    135,829  273,869      1,750     284    411,732
Net depreciation in fair value
   of investments                 20,728      -         -     18,343     39,071
                                 156,557  273,869      1,750  18,627    450,803

Transfers between funds          311,138 (887,973)   208,558 368,277          -


Plan equity,
 December 31, 1993            $3,809,5322,361,182  1,889,585 504,963  8,565,262

                                                                   Schedule 1

                  IWC RESOUCES CORPORATION EMPLOYEE THRIFT PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1994

         IDENTITY OF ISSUE                Description             Shares                COST                Current
                                         OF INVESTMENT              or                                       VALUE
                                                                 PAR VALUE
IWC Resources Corporation*          Common stock            228,638             $4,333,874           4,687,079
Abbott Laboratories                 Common stock            1,520               41,049               49,590
Air Products & Chemicals            Common stock            1,060               45,298               47,303
Albertson Inc.                      Common stock            1,585               44,084               45,965
Aluminum Co. of America             Common stock            580                 36,948               50,243
American Express Co.                Common stock            1,595               40,318               47,053
American International Group Inc.   Common stock            525                 45,422               51,450
Armstrong World Ind. Inc.           Common stock            1,200               45,332               46,200
Atlantic Richfield Co.              Common stock            490                 57,351               49,858
Automatic Data Processing           Common stock            850                 41,933               49,725
Colgate-Palmolive Co.               Common stock            785                 45,181               49,749
Delta Air Lines Inc. Del.           Common stock            1,065               53,928               53,782
The Walt Disney Company             Common stock            1,075               42,857               49,450
Dow Chemical Co.                    Common stock            670                 36,203               45,058
Eastman Kodak Co.                   Common stock            1,050               53,368               50,138
Federal Express Corp.               Common stock            735                 38,383               44,284
GTE Corp.                           Common stock            1,515               52,770               46,018
Gannett Co. Inc.                    Common stock            1,025               52,288               54,580
General Electric Co.                Common stock            1,000               47,080               51,000
General Mills Inc.                  Common stock            860                 53,853               49,128
General Motors Corp.                Common stock            1,255               52,835               52,867
Genuine Parts Co.                   Common stock            1,340               48,020               48,240
Hewlett-Packard Co.                 Common stock            480                 37,074               47,940
Ingersoll-Rand Co.                  Common stock            1,505               51,436               47,408
International Business Machines     Common stock            660                 31,236               48,510
Corp.
International Flavors & Fragrances  Common stock            1,100               42,290               50,875
Inc.
Kimberly-Clark Corp.                Common stock            900                 43,045               45,338
May Department Stores Co.           Common stock            1,360               51,192               45,900
Merck & Co. Inc.                    Common stock            1,310               45,525               49,944
Minnesota Mining & Mfg. Co.         Common stock            930                 51,303               49,637
JP Morgan Co. Inc.                  Common stock            850                 57,753               47,705
Motorola Inc.                       Common stock            820                 33,304               47,560
Pepsi Co. Inc.                      Common stock            1,320               48,174               47,850
Pitney Bowes Inc.                   Common stock            1,535               61,817               48,736
Providian Corp.                     Common stock            1,600               58,805               49,400
Raytheon Co.                        Common stock            700                 40,485               44,713
Schlumberger Ltd.                   Common stock            920                 57,674               46,345
Sonat Inc.                          Common stock            1,680               49,248               47,040
Union Camp Corp.                    Common stock            1,000               44,575               47,125
Union Pacific Corp. Co.             Common stock            1,005               59,974               45,602
WMX Technologies Inc.               Common stock            1,750               53,056               45,719
Bank One, Indianapolis              The One Group Income    74,200              753,603              662,608
                                    Bond Fund
Bank One, Indianapolis              BOI Money Market        9,844               9,844                9,844
                                    Savings
Bank One, Indianapolis              The One Group Ltd.      2,622               27,739               26,563
                                    Volume Bond Fund
National City Bank*                 AIM Prime Portfolio     2,087,458           2,087,458            2,087,458
Total                                                                           $9,104,985           $9,408,580

                                                                   Schedule 2

                             IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

                             Item 27d - Schedule of Reportable Transactions

                                      Year ended December 31, 1994


    Identity        Description                  Purchase      Selling      Lease       Expense      Cost       Current     Gain/
    OF ISSUE         OF ASSET         FUND         PRICE        PRICE      RENTAL      INCURRED    OF ASSET      VALUE     (LOSS)
National         AIM Prime            Money        $914,644     $914,644           -            -    $914,644    $914,644         -
City Bank        Portfolio           Market
National         AIM Prime            Money         819,001            -           -            -     819,001     819,001         -
City Bank        Portfolio           Market
National         Certificate of       Money               -      607,134           -            -     607,134     607,134         -
City Bank        Deposit             Market
National         AIM Prime            Stock       1,557,739    1,557,739           -            -   1,557,739   1,557,739         -
City Bank        Portfolio
National         AIM Prime            Stock       1,605,282            -           -            -   1,605,282   1,605,282         -
City Bank        Portfolio
National         IWC Resources        Stock       1,342,008            -           -            -   1,342,008   1,342,008         -
City Bank        Corporation
National         AIM Prime           Equity         569,573            -           -            -     569,573     569,573         -
City Bank        Portfolio
National         AIM Prime           Equity         581,126      581,126           -            -     581,126     581,126         -
City Bank        Portfolio
National         AIM Prime            Fixed         491,881            -           -            -     491,881     491,881         -
City Bank        Portfolio           Income
National         AIM Prime            Fixed         501,196      501,196           -            -     501,196     501,196         -
City Bank        Portfolio           Income
Bank One,        BOI Money Market     Fixed         195,700            -           -            -     195,700     195,700         -
Indianapolis     Savings Account     Income
Bank One,        BOI Money Market     Fixed         186,305      186,305           -            -     186,305     186,305         -
Indianapolis     Savings Account     Income
Bank One,        The One Group        Fixed         249,137            -           -            -     249,137     249,137         -
Indianapolis     Income Bond Fund    Income
Bank One,        The One Group        Fixed          27,739            -           -            -      27,739      27,739         -
Indianapolis     Ltd. Volume Bond    Income
                 Fund

      CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


     We consent to incorporation by reference in the Registration Statement (No. 33-30221) on Form S-8 of IWC Resources Corporation of our report dated June 2, 1995, relating to the statements of financial condition of IWC Resources Corporation Employee Thrift Plan as of December 31, 1994 and 1993, the related statements of income and changes in plan equity for the years then ended, and the related schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1994, which report appears in the December 31, 1994 annual report on Form 11-K of IWC Resources Corporation Employee Thrift Plan.



                                    /s/ KPMG PEAT MARWICK LLP





June 26, 1995
Indianapolis, Indiana










                         Exhibit 23